Mail Stop 4561

May 30, 2008

Mr. Kenton K. Alder
President and Chief Executive Officer
TTM Technologies, Inc.
2630 South Harbor Boulevard
Santa Ana, CA 92704

Re: TTM Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 17, 2008
Definitive Proxy Statement
Filed April 3, 2008
Form 10-Q for the Quarterly Period Ended March 31, 2008
Filed May 7, 2008
File No. 0-31285

Dear Mr. Alder:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 1. Business

Suppliers, page 8

1.   We note your disclosure in this section that "most of our raw materials are generally readily available in the open market from numerous potential

suppliers." However, this statement is inconsistent with the statement in your risk factor on page 15 that "components for backplane assemblies in some cases have sole or limited sources of supply." Please explain this discrepancy. In your response letter provide us with additional information regarding the nature of the components that are only available from sole or limited suppliers, how those components are used in your business, and the potential impact that an interruption in the supply of each of these components might have on your operations.

Item 1A. Risk Factors

Increasingly, our larger customers are requesting that we enter into supply agreements with them that have increasingly restrictive terms and conditions…, page 19

2.   Describe to us the impact that entering into these supply agreements has had on your historical operating results and the potential impact on your future results. As part of your response, tell us how you considered disclosing any material trends or uncertainties associated with these agreements in your MD&A.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Business Combinations and Asset Retirement Obligation and Environmental Liabilities, pages 30-32

3.   We note your references to the use of a valuation firm which provides you with an appraisal report utilized in determining the purchase price allocation of your business acquisitions. Please note that when you refer to an independent valuation specialist you need to disclose the name of the expert and, if your annual report is incorporated by reference into a Securities Act registration statement, include the expert's consent. Refer to Rule 436(b) of Regulation C and confirm to us that you will comply with this guidance in your future filings. Note that similar concerns may apply to your use of environmental consultants.

Item 9A. Controls and Procedures, page 40

4.   We note the change that you have made to the disclosure in this section (and in the corresponding section of your Form 10-Q for the quarterly period ended March 31, 2008) in response to our letter dated February 15, 2008, in which we raised comments on your Form S-3 filed on January 15, 2008 and your Form 10-Q for the quarterly period ended October 1, 2007. However, in your conclusions regarding the effectiveness of your disclosure controls and procedures, you

continue to recite only a portion of the definition of disclosure controls and procedures provided in Rule 13a-15(e). In your response letter, please confirm, if true, that your disclosure controls and procedures for the periods covered by your Form 10-K and the Form 10-Q for the quarterly period ended March 31, 2008 met all of the requirements of Rule 13a-15(e). In future filings, please expressly tie your effectiveness conclusion to disclosure controls and procedures as set out in Rule 13a-15(e), or recite the entire definition.

Definitive Proxy Statement

Certain Relationships and Related Transactions, page 33

5.   It appears that you have not provided a description of your policies and procedures for reviewing, approving or ratifying related party transactions, as required by Item 404(b) of Regulation S-K. Please advise.

Form 10-Q Filed for the Period Ended March 31, 2008

Notes to Consolidated Condensed Financial Statements

Note (13) Metal Reclamation, page 14

6.   We note the recognition of $3.7 million of income, in the first quarter of 2008, relating to pricing discrepancies that covered several years. Provide us with the nature and timing of the pricing discrepancies and the periods impacted. In your response, address why it was appropriate to record this amount as income in the period ended March 31, 2008.

* * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 or Mark P. Shuman, Legal Branch Chief, at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3451.

Sincerely,

Mark Kronforst
Accounting Branch Chief